FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated November 10, 2004, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the third quarter ended October 2, 2004	13

DELHAIZE GROUP REPORTS THIRD QUARTER 2004 RESULTS

Strong Earnings Growth and Increase in Profit Outlook for the Year

•	Strong Third Quarter Earnings:

•	Net earnings rise by 33.2% to EUR 71.2 million

•	Earnings before goodwill and exceptionals up by 15.3% to EUR 1.17 per share

•	Comparable store sales growth of +1.7% in the U.S. and +0.4% in Belgium

•	Year-to-date Sales and Profit Progress Well:

•	Sales growth at identical exchange rates: 4.2%

•	Net earnings increase by 33.0%

•	Free cash flow of more than EUR 300 million year-to-date after dividend payment

•	Increase of earnings outlook for the year

BRUSSELS, Belgium, November 10, 2004 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that in the third quarter of 2004 its net earnings increased by 33.2% to EUR 71.2 million due to continued good sales momentum and improved margins. Earnings before goodwill and exceptionals grew by 15.3% to EUR 1.17 per share despite an 8.0% weaker U.S. dollar against the euro.

These strong results and a positive outlook for the remainder of the year have resulted in an upward revision of the company’s earnings guidance for the year. At identical exchange rates, Delhaize Group expects earnings before goodwill and exceptionals in 2004 to grow by approximately 10% despite the fact that the U.S. business reported 53 weeks of results in 2003. Previous guidance was for mid-single digit growth in 2004.

3rd Q 2004	3rd Q 2003	Change	(in millions of EUR, except EPS)	YTD 2004	YTD 2003	Change
4,536.6	4,687.2	-3.2%	Sales	13,524.1	13,936.5	-3.0%
217.9	194.9	+11.8%	Operating profit	629.1	594.0	+5.9%
4.8%	4.2%	—	Operating margin	4.7%	4.3%	—
135.5	109.2	+24.1%	Profit before income taxes and exceptional items	383.0	329.4	+16.3%
71.2	53.5	+33.2%	Net earnings	145.1	109.1	+33.0%
108.9	93.9	+16.0%	Earnings before goodwill and exceptionals	313.9	286.9	+9.4%

0.77	0.58	+32.3%	Net EPS (in EUR)	1.57	1.18	+32.4%
1.17	1.02	+15.3%	EPS before goodwill and exceptionals (in EUR)	3.39	3.12	+8.9%

The average exchange rate of the U.S. dollar against the euro decreased in Q3 2004 by 8.0% and in the first nine months of 2004 by 9.3% compared to last year.

“Our excellent third quarter report demonstrates the continued success of our focus on sustainable sales building initiatives and good operational management”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We are particularly pleased with the 1.7% comparable store sales growth and the margin increase in our U.S. operations. Our Belgian operations increased sales and market share despite a difficult comparison to prior year.”

Commenting on the recent decision by U.S. regulatory authorities allowing the previously announced acquisition of Victory Super Markets to proceed, Mr. Beckers said: “We look forward to completing this transaction before year-end. We see it as an excellent opportunity to expand our successful Hannaford banner in Massachusetts and New Hampshire.”

Contacts:

Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

THIRD QUARTER 2004 EARNINGS

In the third quarter of 2004, total sales of Delhaize Group decreased by 3.2% to EUR 4.5 billion due to the weakening of the U.S. dollar by 8.0% against the euro. At identical exchange rates, sales grew by 2.8% Organic sales growth was +1.9% due to:

•	Positive sales momentum at the U.S. banners, resulting in a comparable store sales growth at Delhaize U.S. of +1.7%; and

•	Continued sales growth at Delhaize Belgium, despite comparing with a very strong third quarter in 2003. The prior year was positively influenced by exceptionally hot summer weather. Comparable store sales grew by 0.4% in Belgium.

The gross margin increased by 73 basis points to 26.3% of sales (25.6% in 2003) despite continued reinvestments in our price competitiveness particularly in our European businesses. Good shrink and margin management, particularly in the U.S., and an improved sales mix allowed us to increase gross margins.

Operating costs (excluding depreciation and amortization) remained almost stable at 18.2% of sales despite higher energy costs globally and an increase of labor costs in Belgium due to the legally mandatory indexation of salaries.

The operating margin of Delhaize Group rose significantly from 4.2% to 4.8% of sales. Delhaize Group posted an operating profit of EUR 217.9 million, 11.8% higher than the prior year. At identical exchange rates, operating profit would have increased by 20.4%.

Exceptional charges amounted to EUR 10.9 million, including a charge of EUR 1.2 million related to the divestiture of Food Lion Thailand and EUR 8.7 million related to hurricane damage in the U.S. The closure charge for Food Lion Thailand was significantly below the initial expectations due to the successful sale of 21 stores to Central Food Retail Company (Thailand). The exceptional charge related to four hurricanes and one tropical storm in the U.S. remained below the total of previous year’s damage related to one hurricane.

Net earnings increased 33.2% to EUR 71.2 million. Per share, net earnings were EUR 0.77 in the third quarter of 2004 compared to EUR 0.58 per share in the third quarter of 2003.

In the third quarter of 2004, earnings before goodwill and exceptionals were EUR 1.17 per share, 15.3% higher than in the third quarter of 2003. At identical exchange rates, earnings before goodwill and exceptionals per share would have increased by 21.3%.

YEAR-TO-DATE 2004 EARNINGS

In the first nine months of 2004, total sales decreased to EUR 13.5 billion, or 3.0% compared to the previous year due to the weakening of the U.S. dollar by 9.3%. At identical exchange rates sales would have grown by 4.2%.

Operating profit increased by 5.9% to EUR 629.1 million. The operating margin grew from 4.3% to 4.7%. At identical exchange rates, operating profit would have increased by 15.1% in the first nine months of 2004.

Net earnings increased by 33.0% compared to the first nine months of 2003, primarily due to the strong sales and the increase in margins. Earnings before goodwill amortization and exceptionals grew by 8.9% to EUR 3.39 per share in the first nine months of 2004. At identical exchange rates, earnings per share before goodwill and exceptionals would have grown by 16.5%.

BALANCE SHEET AND CASH FLOW ANALYSIS

Since the beginning of the year, Delhaize Group has generated EUR 307.2 million free cash flow, including EUR 65.6 million in the third quarter, due to strong earnings growth. Delhaize Group’s net debt amounted to EUR 2.8 billion at the end of the third quarter of 2004, a decrease of EUR 265.5 million compared to EUR 3.0 billion net debt at the end of 2003 despite the 1.8% stronger U.S. dollar between the end of the year 2003 and the end of the third quarter 2004.

GEOGRAPHICAL OVERVIEW

Third Quarter 2004		Sales			Operating Margin		Operating Profit / (Loss)
(in millions)		3rd Q 2004	3rd Q 2003	2004 / 2003	3rd Q 2004	3rd Q 2003	3rd Q 2004	3rd Q 2003	2004 / 2003
United States	USD	3,985.4	3,865.7	+3.1%	5.6%	4.6%	223.4	176.4	+26.6%
Belgium	EUR	952.5	914.3	+4.2%	4.3%	4.5%	40.5	40.9	-0.7%
Southern and Central Europe	EUR	290.7	283.4	+2.6%	0.4%	2.0%	1.0	5.7	-81.9%
Asia (1)	EUR	31.1	54.2	-42.6%	-4.6%	-2.3%	(1.5)	(1.2)	-13.5%
Corporate	EUR	—	—	N/A	N/A	N/A	(5.0)	(7.1)	+27.3%

TOTAL	EUR	4,536.6	4,687.2	-3.2%	4.8%	4.2%	217.9	194.9	+11.8%

(1)	In the third quarter of 2003, Asian operations included Indonesia, Thailand and Singapore. The operations in Singapore were deconsolidated as of the end of the third quarter 2003 due to sale of the business. The operations in Thailand ceased in August 2004 and are deconsolidated as of the end of August.

Year-to-Date 2004		Sales			Operating Margin		Operating Profit / (Loss)
(in millions)		YTD 2004	YTD 2003	2004 / 2003	YTD 2004	YTD 2003	YTD 2004	YTD 2003	2004 / 2003
United States	USD	11,851.5	11,344.0	+4.5%	5.1%	4.7%	609.2	530.4	+14.9%
Belgium	EUR	2,857.6	2,695.4	+6.0%	5.0%	4.8%	141.9	128.1	+10.8%
Southern and Central Europe	EUR	889.0	876.8	+1.4%	1.0%	1.5%	8.9	13.2	-32.6%
Asia (1)	EUR	106.2	160.9	-34.0%	-3.5%	-2.6%	(3.7)	(4.2)	+13.1%
Corporate	EUR	—	—	N/A	N/A	N/A	(15.1)	(20.2)	+24.5%

TOTAL	EUR	13,524.1	13,936.5	-3.0%	4.7%	4.3%	629.1	594.0	+5.9%

(1)	In the first nine months of 2003, Asian operations included Indonesia, Thailand and Singapore. The operations in Singapore were deconsolidated as of the end of the third quarter 2003 due to sale of the business. The operations in Thailand ceased in August 2004 and are deconsolidated as of the end of August.

•	In the third quarter of 2004, the sales contribution of Delhaize U.S. to the sales of Delhaize Group rose by 3.1% to USD 4.0 billion. Comparable store sales grew by 1.7%, despite the continued competitive environment in the U.S. including an increasing number of competitive store openings in the Northeast.

In the third quarter of 2004, Delhaize U.S.’s operating margin increased from 4.6% to 5.6% of sales. Good shrink and margin management and ongoing initiatives in cost and expense control are the main reasons for that improvement. The operating profit of Delhaize U.S. increased by 26.6% to USD 223.4 million.

In early October, Food Lion relaunched its stores in Charlotte, North Carolina. This second full market remodel builds on the continued success of the market remodel in Raleigh, North Carolina last year. These successful, focused programs have led Food Lion to identify the Greensboro, North Carolina market for a third relaunch of a complete market scheduled for mid 2005. Greensboro is one of the most important markets in sales for Food Lion.

During the third quarter, the number of Bloom stores increased to four. Bloom is a new supermarket format introduced by Food Lion and focused on driving convenience to a level of distinction. In 2004, 12 Food Lion stores in southern Georgia have been converted to Harveys stores, resulting in strong sales growth since conversion. Building on this success, it has been decided to convert 12 additional Food Lion stores in 2005 to the Harveys banner.

Delhaize Group has reached an agreement to acquire a package of 10 Winn-Dixie stores in North Carolina and Virginia. These stores will reinforce the store network of Food Lion in two of its core markets.

At the end of September, Delhaize Group announced the USD 175 million acquisition of Victory Super Markets, operating 19 stores primarily in Massachusetts, an area where Hannaford has a limited presence. The acquisition is consistent with the strategy of reinforcing Delhaize Group’s presence in its current or contiguous geographic territory. Subsequent to a favorable decision by the U.S. Federal Trade Commission, Delhaize Group expects to complete the acquisition before the end of the year.

During the third quarter, an exceptionally high number of hurricanes and tropical storms affected Kash n’ Karry, Food Lion and Harveys. Our teams showed tremendous energy and successful planning in responding to these storms. With advance preparation, stores were able to re-open quickly after the storms passed, and damage and product losses were reduced. The net impact of the storms on sales of Delhaize U.S. was almost neutral, and the exceptional charge related to loss and damage was USD 10.7 million (EUR 8.7 million) before taxes compared to USD 16.1 million (EUR 14.4 million) before taxes in 2003 related to Hurricane Isabel.

Kash n’ Karry is in preparation for the launch of Sweetbay Supermarket in Naples and Ft. Myers, Florida. The first Sweetbay Supermarket opened in early November in St. Petersburg. Four more stores – all conversions – are expected to open in December 2004 in Naples, and 11 to 15 additional stores, including new and converted units, are scheduled to open during the first quarter of 2005 in the Naples and Ft. Myers areas.

•	In the third quarter of 2004, Delhaize Belgium sales grew by 4.2% to EUR 952.5 million due to the expansion of the sales network (+22 stores compared to last year) and comparable store sales growth of 0.4%. Comparable stores sales growth was 2.1% including an additional selling day in the third quarter of 2004. In the third quarter of 2003, sales benefited from exceptionally hot summer weather resulting in both volume and price increases particularly of fruit and vegetables. In the third quarter of 2004, national retail prices of fruit and vegetables were more than 7% lower than last year. During the third quarter, Delhaize Belgium continued to invest in its price competitiveness and increased its market share by approximately 20 basis points to 25.7%. The rollout of the new assortment of basic goods under the “365” brand continued successfully, and at the end of the third quarter, Delhaize Belgium offered 165 “365” products.

The operating margin of Delhaize Belgium remained solid at 4.3% (4.5% in 2003) due to disciplined cost management, good sales and an improved sales mix. The slight margin decrease was the result of continued investments in price competitiveness and an increase of labor costs due to the mandatory indexation of salaries. The operating profit at Delhaize Belgium amounted to EUR 40.5 million, almost unchanged compared to EUR 40.9 million in 2003, a strong base of comparison.

•	In the third quarter of 2004, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 2.6% to EUR 290.7 million. Summer sales were less robust than earlier quarters in Greece due to price deflation and the Olympics because of Athenians leaving the city during the games. The operating margin was impacted primarily by price reductions in Greece, the Czech Republic and Romania. The operating profit of the Southern and Central European operations of Delhaize Group decreased to EUR 1.0 million in the third quarter of 2004.

•	Sales of the Asian operations of Delhaize Group decreased to EUR 31.1 million compared to EUR 54.2 million in 2003 due to the sale of Shop N Save, Delhaize Group’s former Singaporean business, in the fourth quarter of 2003, and due to the closing of the Thai operations in the third quarter of 2004. The operating loss of the Asian activities of Delhaize Group amounted to EUR -1.5 million in the third quarter.

In line with its strategy to focus its resources on markets where Delhaize Group has or can obtain a strong local presence with attractive return prospects, Delhaize Group has divested its loss-making Thai operations. Delhaize Group has sold 21 of its 26 Thai stores to Central Food Retail Company and closed the remaining stores in August. As a result of this withdrawal from the Thai market, Delhaize Group has recorded, in the third quarter of 2004, an exceptional charge of EUR 1.2 million, significantly less than initially expected due to the successful sale of most Thai stores.

2004 FINANCIAL OUTLOOK

The strong third quarter results and continued positive prospects lead the management of Delhaize Group to revise upward the earnings outlook for the Company for 2004.

This outlook is at identical exchange rates (EUR 1 = USD 1.1312) and is negatively impacted by the inclusion in 2003 of a 53rd sales week in the United States. Adjusting for this extra sales week in 2003, the outlook below would be 1.5 percentage points higher for sales and 7.0 percentage points higher for earnings before goodwill and exceptionals.

•	In 2004, the sales network of Delhaize Group is expected to grow by approximately 22 stores net to a total of 2,581 (including the impact of the 34 Kash n’ Karry store closings in the first quarter of 2004, the divestiture of Food Lion Thailand and the acquisition of Victory Super Markets and 10 Winn-Dixie stores).

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2004 by 2.5% to 3.5%.

•	Comparable store sales growth of the U.S. business in 2004 is expected to be above the previous projection of 1.5% and below the year-to-date figure of 1.9%.

•	At identical exchange rates, Delhaize Group expects earnings before goodwill and exceptionals in 2004 to grow approximately 10%, an improvement compared to the previous guidance of mid- single digit growth.

•	At identical exchange rates and taking into account the exceptional charges made through the third quarter of 2004, 10% growth of earnings before goodwill and exceptionals would yield a growth of approximately 25% in net earnings.

Delhaize Group

Delhaize Group is a Belgian food retailer present in nine countries on three continents. At the end of September 2004, Delhaize Group’s sales network consisted of 2,530 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. At the end of 2003, Delhaize Group employed approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Conference Call and Webcast

The Delhaize Group management will comment on the third quarter 2004 results during a conference call starting November 10, 2004 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 20 7019 0810 (U.K.) or + 1 712 923 4251 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Number of Stores

	End of 3rd Q 2004	Change 3rd Q 2004	End of 2nd Q 2004	End of 2004 Planned
United States	1,494	+1	1,493	1,530
Belgium (1)	741	+5	736	751
Greece	127	+2	125	132
Czech Republic	97	+1	96	98
Slovakia	14	—	14	11
Romania	16	—	16	17
Indonesia	41	+2	39	42

Subtotal	2,530	+11	2,519	2,581

Thailand	0	-30	30	0

TOTAL	2,530	-19	2,549	2,581

(1)	Including 25 stores in the Grand-Duchy of Luxembourg and two stores in Germany

Income Statement

3rd Q 2004	3rd Q 2003	(in millions of EUR)	YTD 2004	YTD 2003
4,536.6	4,687.2	Sales	13,524.1	13,936.5
(3,344.5)	(3,489.8)	Cost of goods sold	(10,014.9)	(10,351.1)

1,192.1	1,197.4	Gross profit	3,509.2	3,585.4
26.3%	25.6%	Gross margin	25.9%	25.7%
(113.2)	(115.4)	Depreciation	(329.0)	(346.1)
(36.8)	(39.1)	Amortization of goodwill and intangibles	(111.2)	(117.9)
(824.2)	(848.0)	Salaries, miscellaneous goods and services, other operating income/(expense)	(2,439.9)	(2,527.4)
18.2%	18.1%	Operating costs (excl. depreciation and amortization) % of sales	18.0%	18.1%

217.9	194.9	Operating profit	629.1	594.0
4.8%	4.2%	Operating margin	4.7%	4.3%
(82.4)	(85.7)	Financial income / (expense)	(246.1)	(264.6)

135.5	109.2	Profit before income taxes and exceptional items	383.0	329.4
(0.9)	(2.7)	Other income / (expense)	(1.8)	(4.3)
(10.9)	(13.7)	Exceptional income / (expense)	(120.1)	(130.1)

123.7	92.8	Profit before income taxes	261.1	195.0
(52.1)	(38.0)	Income taxes	(113.1)	(84.1)

—	—	Share in results of companies at equity	—	—

71.6	54.8	Net profit from consolidated companies	148.0	110.9
(0.4)	(1.3)	Minority interests	(2.9)	(1.8)

71.2	53.5	Net earnings	145.1	109.1

1.2220	1.1248	Average EUR exchange rate in USD	1.2254	1.1118

Earnings per Share

3rd Q 2004	3rd Q 2003	(in EUR)	YTD 2004	YTD 2003
1.46	1.19	Profit before income taxes and exceptional items	4.14	3.58
0.77	0.58	Net earnings	1.57	1.18
1.17	1.02	Earnings before goodwill and exceptionals	3.39	3.12

92,654,293	92,069,143	Weighted average number of shares	92,495,450	92,062,761
93,161,603	92,392,704	Number of shares outstanding at the end of the 3rd quarter (1)	93,161,603	92,392,704

(1)	In conjunction with stock option exercises in the third quarter of 2004, Delhaize Group issued 316,086 new shares, repurchased 51,503 shares and used 89,190 shares. Delhaize Group owned 292,200 treasury shares at the end of September 2004, when they were valued at EUR 51.15.

Earnings Reconciliation

3rd Q 2004	3rd Q 2003	(in millions of EUR)	YTD 2004	YTD 2003
71.2	53.5	Net earnings	145.1	109.1

		Add (subtract):
36.8	39.1	Amortization of goodwill and intangibles	111.2	117.9
(6.5)	(7.1)	Taxes and minority interests on amortization of goodwill and intangibles	(19.7)	(21.5)
10.9	13.7	Exceptional income / (expense)	120.1	130.1
(3.5)	(5.3)	Taxes and minority interests on exceptional income / (expense)	(42.8)	(48.7)

108.9	93.9	Earnings before goodwill and exceptionals	313.9	286.9

Balance Sheet

(in millions of EUR)	September 30, 2004	December 31, 2003	September 30, 2003
Assets
Fixed assets	7,001.9	7,097.3	7,412.5
Goodwill	2,840.5	2,886.7	2,991.5
Other intangible assets	832.0	901.1	986.8
Tangible assets	3,205.8	3,204.0	3,393.1
Financial assets	123.6	105.5	41.1
Current assets	2,824.2	2,421.8	2,629.1
Inventories	1,338.1	1,376.9	1,448.9
Receivables and other assets	573.4	572.9	572.8
Treasury shares	14.9	12.9	11.0
Cash and short-term investments	897.8	459.1	596.4
Total assets	9,826.1	9,519.1	10,041.6

Liabilities
Group equity	3,552.5	3,369.2	3,516.8
Shareholders’ equity	3,516.3	3,333.9	3,482.4
Minority interests	36.2	35.3	34.4
Provisions and deferred tax liabilities	678.3	660.0	720.3
Long-term debt	3,621.1	3,288.5	3,526.2
of which financial debt	3,601.6	3,272.6	3,510.2
Current liabilities	1,974.2	2,201.4	2,278.3
of which financial liabilities	115.2	277.8	397.2
Total liabilities	9,826.1	9,519.1	10,041.6

EUR exchange rate in USD	1.2409	1.2630	1.1652

Net Debt Reconciliation

(in millions of EUR)	September 30, 2004	December 31, 2003	September 30, 2003
Long term financial debt	3,601.6	3,272.6	3,510.2
Current financial liabilities	115.2	277.8	397.2
Trust funding	(59.9)	(66.7)	—
Cash and short-term investments	(897.8)	(459.1)	(596.4)

Net debt	2,759.1	3,024.6	3,311.0
Net debt to equity ratio	77.7%	89.8%	94.1%

Cash Flow Statement

3rd Q 2004	3rd Q 2003	(in millions of EUR)	YTD 2004	YTD 2003
		Operating activities
71.6	54.8	Income before minority interests	148.0	110.9
		Adjustments for
149.9	154.4	Depreciation and amortization	499.6	470.9
126.7	132.8	Income taxes and interest expenses	354.4	413.9
(0.3)	1.5	Other non-cash items	0.1	3.5
—	(0.5)	Change in accounting method	—	82.7
(68.1)	(50.1)	Changes in working capital requirement	(12.1)	(37.6)
(10.4)	(18.1)	Uses of provisions for liabilities and deferred taxation	(0.4)	(78.0)
(25.0)	(19.9)	Interests paid	(180.6)	(183.0)
(39.1)	(53.2)	Income taxes paid	(111.1)	(146.6)
205.3	201.7	Net cash provided by operating activities	697.9	636.7

		Investing activities
(6.9)	—	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(6.9)	(0.2)
2.0	—	Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	2.0	—
(135.9)	(132.9)	Purchase of tangible assets (capital expenditures)	(312.7)	(309.2)
—	(3.4)	Investment in debt securities	(27.1)	(80.3)
1.1	(0.3)	Other investing activities	21.9	26.1
(139.7)	(136.6)	Net cash used in investing activities	(322.8)	(363.6)

65.6	65.1	Cash flow before financing activities	375.1	273.1

		Financing activities
11.8	0.3	Proceeds from the exercise of share warrants and stock options	19.3	0.5
(2.7)	(0.3)	Treasury shares repurchased	(5.1)	(0.6)
(5.7)	(18.6)	Additions to (repayments of) long-term loans (net of direct financing costs)	270.8	53.1
0.6	—	Escrow funding for senior notes, net of escrow maturities	8.2	—
9.2	(56.7)	Additions to (repayments of) short-term loans	(158.9)	(109.9)
—	0.1	Dividend and Director’s remuneration paid (incl. dividend from subsidiaries to minority interest)	(95.0)	(83.0)

13.2	(75.2)	Net cash provided by (used in) financing activities	39.3	(139.9)

(12.6)	(7.9)	Effect of foreign exchange translation differences	0.8	(30.4)
(4.0)	—	Change of scope in consolidation	(4.0)	—
62.2	(18.0)	Net increase in cash and cash equivalents	411.2	102.8
742.6	538.5	Cash & cash equivalents at beginning of period	393.6	417.7
804.8	520.5	Cash & cash equivalents at end of period (1)	804.8	520.5

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of September 30, 2004, an amount of EUR 93.0 million should be added representing investments in debt securities.

Free Cash Flow Reconciliation

3rd Q 2004	3rd Q 2003	(in millions of EUR)	YTD 2004	YTD 2003
205.3	201.7	Net cash provided by operating activities	697.9	636.7
(139.7)	(136.6)	Net cash used in investing activities	(322.8)	(363.6)
—	3.4	Investment in debt securities	27.1	80.3
—	0.1	Dividends and directors’ remuneration paid	(95.0)	(83.0)

65.6	68.6	Free cash flow (after dividend payments)	307.2	270.4

Organic Sales Growth Reconciliation (1)

3rd Q 2004	3rd Q 2003%		(in millions of EUR)	YTD 2004	YTD 2003%
4,536.6	4,687.2	-3.2%	Sales	13,524.1	13,936.5	-3.0%
282.3	—	—	Effect of exchange rates	1,004.6	—	—
(68.7)	—	—	Harveys (2) (3)	(212.4)	—	—
—	(14.5)	—	Shop N Save (3)	—	(46.0)	—
(5.1)	(13.9)	—	Food Lion Thailand (3)	(28.9)	(41.2)	—

4,745.1	4,658.8	+1.9%	Organic sales growth	14,287.4	13,849.3	+3.2%

(1)	The 2004 sales are not adjusted for the 34 Kash n’ Karry stores closed in the first quarter of 2004.
(2)	The Harveys sales do not include the sales of the converted Food Lion stores.
(3)	At 2003 exchange rates.

Adjusted EBITDA Reconciliation

3rd Q 2004	3rd Q 2003	(in millions of EUR)	YTD 2004	YTD 2003
71.2	53.5	Net earnings	145.1	109.1

		Add (subtract):
0.4	1.3	Minority interests	2.9	1.8
52.1	38.0	Income taxes	113.1	84.1
10.9	13.7	Exceptional income/(expense)	120.1	130.1
0.9	2.7	Other income/(expense)	1.8	4.3
82.4	85.7	Financial income/(expense)	246.1	264.6
113.2	115.4	Depreciation	329.0	346.1
36.8	39.1	Amortization of goodwill and intangibles	111.2	117.9

367.9	349.4	Adjusted EBITDA	1,069.3	1,058.0
8.1%	7.5%	As % of sales	7.9%	7.6%

Identical Exchange Rates Reconciliation

	3rd Q 2004			3rd Q 2003	2004/2003
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	4,536.6	+282.3	4,818.9	4,687.2	-3.2%	+2.8%
Adjusted EBITDA	367.9	+26.3	394.2	349.4	+5.3%	+12.8%
Operating profit	217.9	+16.9	234.8	194.9	+11.8%	+20.4%
Net earnings	71.2	+4.1	75.3	53.5	+33.2%	+41.1%
Net EPS	0.77	+0.04	0.81	0.58	+32.3%	+40.2%
Earnings before goodwill and exceptionals	108.9	+5.6	114.5	93.9	+16.0%	+22.1%
EPS before goodwill and exceptionals	1.17	+0.07	1.24	1.02	+15.3%	+21.3%
Free cash flow	65.6	+6.1	71.7	68.6	-4.3%	+4.6%

	YTD 2004			YTD 2003	2004/2003
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	13,524.1	+1,004.6	14,528.7	13,936.5	-3.0%	+4.2%
Adjusted EBITDA	1,069.3	+88.5	1,157.8	1,058.0	+1.1%	+9.4%
Operating profit	629.1	+54.5	683.6	594.0	+5.9%	+15.1%
Net earnings	145.1	+8.9	154.0	109.1	+33.0%	+41.2%
Net EPS	1.57	+0.10	1.67	1.18	+32.4%	+40.6%
Earnings before goodwill and exceptionals	313.9	+21.7	335.6	286.9	+9.4%	+17.0%
EPS before goodwill and exceptionals	3.39	+0.24	3.63	3.12	+8.9%	+16.5%
Free cash flow	307.2	+38.6	345.8	270.4	+13.6%	+27.9%

(in millions of EUR)	September 30, 2004			Dec 31, 2003	Change
Net debt	2,759.1	-38.1	2,721.0	3,024.6	-8.8%	-10.0%

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the interim consolidated accounts of Delhaize Group as at September 30, 2004. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the interim consolidated accounts as presented. - Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Press release - 2004 sales	January 13, 2005
•	Press release -2004 fourth quarter and full year results	March 10, 2005
•	Press release – 2005 first quarter results	May 12, 2005
•	Ordinary general meeting of shareholders	May 26, 2005
•	Press release – 2005 second quarter results	August 11, 2005
•	Press release – 2005 third quarter results	November 10, 2005

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates, adjusted for a 53rd sales week in the U.S.

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Third Quarter Ended October 2, 2004

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 39 Weeks ended October 2, 2004 and September 27, 2003

(Dollars in thousands)

	13 Weeks Oct 2, 2004	13 Weeks Sept 27, 2003	39 Weeks Oct 2, 2004	39 Weeks Sept 27, 2003
	(A)	(B)	(C)	(D)	A%	B%	C%	D%
Net sales and other revenues	$3,990,336	$3,819,431	$11,841,112	$11,184,610	100.00	100.00	100.00	100.00
Cost of goods sold	2,946,710	2,871,076	8,776,317	8,424,776	73.85	75.17	74.12	75.32
Selling and administrative expenses	818,854	763,151	2,411,175	2,251,882	20.52	19.98	20.36	20.13

Operating income	224,772	185,204	653,620	507,952	5.63	4.85	5.52	4.55
Interest expense	79,125	78,003	239,254	236,025	1.98	2.04	2.02	2.11

Income from continuing operations before income taxes	145,647	107,201	414,366	271,927	3.65	2.81	3.50	2.44
Provision for income taxes	57,455	39,901	160,176	99,482	1.44	1.05	1.35	0.89

Income from continuing operations	88,192	67,300	254,190	172,445	2.21	1.76	2.15	1.55
Loss from discontinued operations, net of tax	859	4,174	57,103	34,183	0.02	0.11	0.49	0.31

Income before cumulative effect of changes in accounting principle	87,333	63,126	197,087	138,262	2.19	1.65	1.66	1.24
Cumulative effect of changes in accounting principle, net of tax	—	—	—	10,946	0.00	0.00	0.00	0.10

Net income	$87,333	$63,126	$197,087	$127,316	2.19	1.65	1.66	1.14

Notes:

Costs of goods sold and selling and adminstrative expenses for the 13 weeks ended October 2, 2004 includes $5.4 million (0.14% of sales) and $5.3 million (0.13% of sales), respectively, in costs associated with the five named storms in the third quarter of fiscal 2004.

Costs of goods sold and selling and adminstrative expenses for the 13 weeks ended September 27, 2003 includes $14.7 million (0.38% of sales) and $1.4 million (0.04% of sales), respectively, in costs associated with Hurricane Isabel.

Cost of goods sold includes an initial $87.3 million (0.78% of sales) charge in the 39 weeks ended September 27, 2003 related to the conversion in inventory accounting from the retail method to average item cost method at the Food Lion and Kash n’ Karry banners.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of October 2, 2004 and January 3, 2004

(Dollars in thousands)	October 2, 2004	January 3, 2004
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$725,084	$313,629
Receivables, net	101,489	111,738
Receivable from affiliate	13,137	14,708
Inventories	1,153,191	1,203,487
Prepaid expenses	49,948	40,586
Deferred tax assets	—	26,491
Other assets	13,854	9,936

Total current assets	2,056,703	1,720,575

Property and equipment, net	2,904,131	2,980,455
Goodwill, net	2,892,509	2,895,541
Other intangibles, net	743,572	775,830
Reinsurance recoverable from affiliate	134,596	129,869
Other assets	171,761	168,113

Total assets	$8,903,272	$8,670,383

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$717,852	$751,122
Payable to affiliate	—	2,118
Accrued expenses	369,997	294,481
Capital lease obligations - current	37,540	35,686
Long term debt - current	17,221	13,036
Other liabilities-current	24,840	26,627
Defrerred income taxes	8,134	—
Income taxes payable	6,545	1,154

Total current liabilities	1,182,129	1,124,224

Long-term debt	2,920,554	2,937,485
Capital lease obligations	672,050	685,852
Deferred income taxes	251,766	270,685
Other liabilities	339,650	306,423

Total liabilities	5,366,149	5,324,669

Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(59,015)	(62,901)
Additional paid-in capital, net of unearned compensation	2,480,134	2,474,412
Retained earnings	915,192	733,391

Total shareholders’ equity	3,537,123	3,345,714

Total liabilities and shareholders’ equity	$8,903,272	$8,670,383

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	39 Weeks 10/2/2004	39 Weeks 9/27/2003
Cash flows from operating activities
Net income	$197,087	$127,316

Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	—	10,946
Change in accounting method	—	87,308
Provision for loss on disposal of discontinued operations	72,842	27,844
Streamline charges	—	2,346
Depreciation and amortization	344,898	331,785
Depreciation and amortization - discontinued operations	951	5,045
Amortization of debt fees/costs	1,494	1,466
Amortization of debt premium	1,113	754
Amortization of deferred loss on derivative	6,335	6,215
Amortization and termination of restricted shares	5,302	4,014
Transfer from escrow to fund interest, net of accretion	2,189	—
Accrued interest on interest rate swap	(1,967)	(3,929)
Loss on disposals of property and capital lease terminations	3,723	623
Deferred income taxes provision (benefit)	13,299	(85,541)
Other	179	698
Changes in operating assets and liabilities which provided (used) cash :
Receivables	10,249	20,384
Net receivable from affiliate	(547)	(6,732)
Income tax receivable	—	12,018
Inventories	50,296	35,712
Prepaid expenses	(9,362)	(12,494)
Other assets	6,477	4,623
Accounts payable	(32,821)	(43,977)
Accrued expenses	73,575	82,639
Income taxes payable	8,202	—
Other liabilities	(26,745)	(27,642)

Total adjustments	529,682	454,105

Net cash provided by operating activities	726,769	581,421

Cash flows from investing activities
Capital expenditures	(260,433)	(263,702)
Proceeds from sale of property	15,970	10,310
Other investment activity	(27,577)	(15,197)

Net cash used in investing activities	(272,040)	(268,589)

Cash flows from financing activities
Principal payments on long-term debt	(9,869)	(25,390)
Principal payments under capital lease obligations	(26,365)	(23,681)
Taxes paid on capital contribution	—	(4,692)
Escrow funding for Senior Notes	—	(86,592)
Transfer from escrow to fund long-term debt	7,827	—
Parent common stock repurchased	(20,090)	(2,306)
Tax payment for restricted shares vested	(852)	—
Proceeds from stock options exercised	6,075	600

Net cash used in financing activities	(43,274)	(142,061)

Net increase in cash and cash equivalents	411,455	170,771

Cash and cash equivalents at beginning of year	313,629	131,641

Cash and cash equivalents at end of period	$725,084	$302,412

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	27,495	21,247
Capitalized lease obligations terminated for store properties and equipment	1,087	2,163
Dividend to Delhaize Group and Detla in stock	—	109,944
Change in reinsurance recoverable and other liabilities	4,727	9,116
Reduction of taxes payable and goodwill for tax adjustment	2,811	—

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Third quarter ended		Year to Date
	Oct 2, 2004	Sept 27, 2003	Oct 2, 2004	Sept 27, 2003
Adjusted EBITDA (Dollars in millions):

Net income	$87.3	$63.1	$197.1	$127.3
Add (subtract):
Cumulative effect of change in accounting principle	—	—	—	10.9
Discontinued operations, net of tax	0.9	4.2	57.1	34.2
Income taxes	57.5	39.9	160.1	99.5
Interest expense	79.1	78.0	239.3	236.0
Depreciation	104.6	102.3	314.8	303.5
Amortization of intangible assets	9.8	9.5	30.1	28.3
LIFO expense	1.4	0.6	5.1	1.3

Adjusted EBITDA	$340.6	$297.6	$1,003.6	$841.0

As a percent of Delhaize America sales	8.5%	7.8%	8.5%	7.5%
EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):

Net income	$87.3	$63.1	$197.1	$127.3
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	—	10.9
Amortization of intangibles	6.1	5.9	18.7	17.5

Earnings before amortization and exceptional items	$93.4	$69.0	$215.8	$155.7

FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$250,657	$228,872	$726,769	$581,421
Net cash used in investing activities	(135,940)	(128,564)	(272,040)	(268,589)
Less Dividends paid	—	—	—	—

Free cash flow	$114,717	$100,308	$454,729	$312,832

NET DEBT RECONCILIATION (Dollars in thousands):

Long-term debt			$2,920,554	$2,938,415
Captial lease obligations			672,050	672,317
Long-term debt current			17,221	14,125
Capital lease obligations -current			37,540	34,555
Cash and cash equivalents			(725,084)	(302,412)
Escrow funding for Senior Notes			(74,293)	(86,592)

Net debt			$2,847,988	$3,270,408

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	11	8	33	18
Stores acquired	0	0	0	0
Stores closed	10	1	54	47
Stores renovated	50	68	57	85

Total stores			1494	1456

Capital expenditures (dollars in millions)	$117.3	$121.8	$260.4	$263.7
Total square footage (in millions)			54.9	53.8
Square footage increase			2%	-1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date:	November 10, 2004	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President